Claude Resources 2003 Annual Report

Highlights

Production Highlights

YEARS ENDED DECEMBER 31

	2003	2002

Gold (ozs)	50,800	41,500
Oil and NGLs (Bbls)	91,200	83,200
Gas (MCF)	800,000	886,200

Operating Highlights

YEARS ENDED DECEMBER 31
(IN THOUSANDS OF DOLLARS, EXCEPT FOR PER SHARE AMOUNTS)

	2003	2002

Cash from mining operations*	7,766	4,293
Cash from oil and gas operations*	2,224	1,668
Cash from all operations*	7,769	3,796
Net earnings (loss)	1,893	(1,607)
Net earnings (loss) per common share	0.04	(0.03)
Cash from operations per common share*	0.14	0.08

* before net change in non-cash working capital items

• Significantly improved operating results
• Completion of Seabee mine shaft extension
• Expanded exploration programs
• Encouraging exploration results

Message to Shareholders

Markets Trend Upward

The year 2003 was rewarding for gold mining companies and their shareholders. The price of gold continued its upward climb, leading a corresponding upturn in the value of gold mining stocks.

A number of factors contributed to the gold market improvement. Waning confidence in the American dollar, an ever-widening gap between gold demand and supply, unprecedented levels of personal, corporate and government debt worldwide and continuing international geopolitical uncertainty – all fostered investor demand for gold bullion and gold stocks.

Growing strength in the Canadian dollar throughout 2003 offset a portion of the increase in the US dollar denominated price of gold. While the US dollar gold price realized increased by 16% year over year, the equivalent Canadian dollar gold price realized increased by only 4% over the same period.

In the Company's view, the gains realized in the price of bullion and gold share prices during 2003 will likely continue throughout 2004.

Company Review

Claude Resources’ operating results improved significantly in 2003 and this, combined with the strength in the gold market, enabled Claude to increase investment in the Company’s asset base. The 200 metre extension of the Seabee mine shaft will reduce operating costs and should allow the Company to economically mine to the 1,000 metre level.

Exploration work in 2003 on Claude’s Tartan Lake property has prompted the Company to undertake a more detailed program. It will include dewatering the existing ramp, developing a drill chamber on the 280 metre level and completing a 4,500 metre underground drill program in 2004.

In Red Lake, Ontario, Placer Dome expanded its work program on Claude’s 100% owned Madsen property during 2003. Placer constructed a five kilometre all-weather road to the “Treasure Box” zone, the new discovery which Placer is currently definition drilling.

Encouraging drill results continue to be received from the West Porky Lake discovery three kilometres from the Seabee mine. In early 2003, an induced polarization geophysical survey demonstrated a greatly expanded potential for this promising exploration project. Several additional high quality exploration targets developed in the Seabee area will be aggressively followed up in 2004.

The Seabee area, Tartan Lake in Manitoba, Madsen in Red Lake and the Jojay property in Saskatchewan represent four advanced-stage exploration projects. Any one could add substantially to Claude’s gold production should exploration prove successful.

On December 15, 2003, Claude Resources officially began trading its common stock on the American Stock Exchange (AMEX) under the ticker symbol CGR. The Company continues to trade on the Toronto Stock Exchange (TSX) under the symbol CRJ. Listing on the AMEX is part of the Company’s strategy to ensure that Claude is well positioned to take advantage of American investor interest in gold mining stocks.

Company management is confident that Claude is positioned to continue the positive performance shareholders have enjoyed over the past year. Claude has not only come through one of the toughest periods in the history of the industry, it has emerged as a debt-free company with a stable and committed management team, a proven history of operating success, and a broad asset base that can be expanded with minimal capital expenditure and relatively little risk to shareholders.

Looking ahead to 2004, Claude management is committed to ensuring that market response reflects the fundamental value of the Company. This includes maintaining a strong balance sheet, generating strong operating cash flows at its producing assets, engaging in marketing activities in Europe and the U.S., and pursuing exploration on a portfolio of advanced assets that give the Company the potential for significant growth.

The Company announced several changes to its executive management team effective March 1, 2004. Arnie Hillier, Chief Executive Officer and Chief Financial Officer, is retiring from his executive positions. Neil McMillan will assume the responsibilities of CEO in addition to his current role as President. Rick Johnson, Corporate Controller, will become Vice President Finance and CFO. Mr. Hillier will remain with the Company as Vice Chairman of the Board of Directors as well as a member of the Executive Committee.

On behalf of the Board, I wish to thank Arnie Hillier for his dedicated service and valuable contribution to Claude Resources during his tenure.

/s/ William R. MacNeill
William R. MacNeill
Chairman

2003 Operations

Mining

In 2003, production at Claude’s Seabee mine was 209,000 tonnes milled at 7.95 grams per tonne, for sales of 50,800 ounces. This compares to 2002 production of 202,000 tonnes milled at 6.59 grams per tonne, for sales of 41,500 ounces. Mining focused on the B and C zones between the 400 and 600 metre levels and saw grades return to life-of-mine averages.

Production for 2003 was 2% lower than the 52,000 ounces targeted for in the mine plan, largely due to lower than expected grade from the 2c5106 and 2c5107 stopes, the primary ore source in November and December.

The mine plan forecasts 2004 production of 51,000 ounces. The majority of this production, however, is expected to begin towards the end of the second quarter after ore from the 2c5106 and 2c5107 stopes have been milled. Development expenditures were similar to those incurred in 2002 and took place primarily between the 500 and 600 metre levels. In 2004, development between the 500 and 680 metre levels will continue and result in expenditures similar to the past two years.

Capital expenditures at the mine were up significantly due to commissioning of the 200 metre shaft extension and an upgrade to the mine's original tailings dam. The shaft, which now extends to the 600 metre level, should allow the Company to economically access ore from 1,000 metres below surface.

The Seabee mine's current mineral reserves total 674,700 tonnes grading 7.48 grams per tonne. This represents a 2% tonnage increase and a 7% grade reduction over last year's estimation.

Underground diamond drilling in 2003 increased to 48,000 metres (2002 - 44,000 metres; 2001 - 19,000 metres). Largely as a result of this impetus, the mine's inferred mineral resources have increased to 1,987,000 tonnes grading 8.45 grams per tonne. The new mineral resource constitutes a 40% increase in tonnage and a 6% increase in grade compared to 2002. This equates to a gain of 175,900 ounces, or three years of mill-feed at current production levels. Over the past twelve years, the Company has successfully converted in excess of 100% of its mineral resources to reserves.

Seabee Mine – Mineable Reserves and Mineral Resources(1)

		2003			2002			2001
		Grade	Gold		Grade	Gold		Grade	Gold
	Tonnes	g/tonne	Ounces	Tonnes	g/tonne	Ounces	Tonnes	g/tonne	Ounces

Proven	187,400	7.72	46,500	284,600	7.63	69,800	123,400	5.76	22,800
Probable	487,300	7.39	115,800	376,600	8.33	100,900	486,600	8.49	132,700
Total Mineable Reserves	674,700	7.48	162,300	661,200	8.03	170,700	610,000	7.93	155,500
Inferred Mineral Resources(2)	1,987,000	8.45	539,800	1,415,000	8.00	363,900	1,600,000	7.90	411,500

(1) Mineable reserves and mineral resources at February 29, 2004, calculated by ACA Howe International Limited using a long-term gold price of US $375 per ounce.
(2) Mineral resources, all in the inferred category, stated after applying historic mining dilution factors.

Operating Statistics

Years Ended	2003	2002	2001

Tonnes Mined	189,163	211,866	186,630
Tonnes Milled	208,867	201,861	274,782
Grade processed (g/t)	7.95	6.59	6.13
Recovery (%)	94.71%	93.71%	88.77%
Operating Efficiency	98.79%	96.13%	97.32%
Sales Volume	50,800	41,500	46,300

Exploration

Seabee Area Exploration Properties

Claude's principal asset is the producing Seabee gold mine. The mine is a high-grade, narrow vein underground operation. Its constituent gold-bearing quartz veins were products of a major shear system traversing a multi-phase gabbro, the Laonil Lake Intrusive Complex. The mine workings themselves underlie two mineral leases.

Claude controls a large land package surrounding the Seabee mine. The 4,500 hectare Currie Rose property is a major component of the package. The property defines the western end of the series of contiguous claims and leases that host the Laonil Lake shear zone and associated mineralized structures, including the Seabee mine, for a strike length of approximately 18 kilometres. The eastern end of the land position is anchored by Claude’s wholly-owned Santoy Lake property.

During the winter of 2003, the Company focused its exploration efforts on targets near the Seabee mine that could be developed into near term, supplemental feed stock sources. Key targets included the West Porky Lake showing three kilometres to the north. Drilling in the area outlined the main zone on 50 metre centres and resulted in the discovery of a second zone one kilometre to the northwest. In addition, drilling in the Munro Lake area, closer to the Santoy Lake property, further defined a broad corridor of elevated gold values.

Infill drilling of the West Porky main zone on 50 metre centres showed good continuity of structure and grade. Sectional drilling to a vertical depth of 275 metres intersected mineralized zones within both the altered mafic metavolcanic unit (‘calc-silicate’) and the feldspathic arenite. Similar to the previous winter’s drill program, widths and grades encountered were in the 1 to 3 metre and 3 to 15 grams per tonne ranges, respectively. Follow-up work in 2004 will include drilling off the eastern portion of this zone on 25 metre centres and dedicating a number of holes for metallurgical sampling. If successful, this work will form the foundation for a mineral resource estimate.

Diamond drilling and follow-up geophysical surveys in the Porky Lake area resulted in the discovery of a second gold-bearing zone one kilometre northwest of the main showing. Hosted within the feldspathic arenite, this structure returned several high grade intersections. Induced polarization geophysical surveys suggest greater continuity and breadth of the Porky mineralizing system. Follow-up work is scheduled for the first quarter of 2004.

Red Lake Area

Claude’s Madsen property comprises 224 contiguous patented and leased mining claims. The claims cover approximately 4,000 hectares along the southern margin of the prolific Red Lake Greenstone Belt in northwestern Ontario. The property includes a mine and mill and is accessible by an all-weather road that passes within a few metres of the mine headframe. From 1938 until the mine’s closure in 1976, gold production at Madsen exceeded 2.6 million ounces. The ore was mined from mineralized sulfide-replacement structures to a depth of over 1,200 metres.

In the latter part of 2000, Claude entered into an option agreement with Placer Dome (CLA) Limited. In order to earn a 55% interest in the Madsen property, Placer, as operator, made a commitment to spend $8.2 million prior to the end of 2004. It also agreed to deliver a positive feasibility study before the end of 2006. At Claude’s election, Placer can earn an additional 5% by advancing Claude’s portion of the capital costs, should a production decision be made.

Placer met its 2001 exploration expenditure requirements by completing two phases of surface diamond drilling. Placer’s 2002 program focused on surface projections of the zones identified by the previous year’s drilling. Using geochemical sampling, geophysical and digital terrain modeling, Placer identified four target regions for follow-up drilling. Results from this drilling were encouraging along the main Madsen trend. In the north Russett Lake area, however, drilling yielded several high-grade intersections over narrow widths.

In 2003, Placer drilled 49 holes totaling 29,049 metres on the Madsen property. To facilitate this substantial drill program, Placer increased its workforce, built a new core logging facility and established an all-weather road into the north Russett Lake area. Targets included step-outs on the Starratt-Olsen zone and sulfide replacement structures southwest of the Madsen mine, but the principal focus was the north Russett Lake area.

From its initial 250 metre spaced holes, Placer progressively vectored in on a well-developed quartz tourmaline vein system. This drill program was successful in outlining a 25 to 50 metre-wide corridor of narrow, but high-grade quartz veins. Coarse visible gold was routinely encountered, with assays between 2 and 116 grams per tonne. Named the “Treasure Box”, this vein swarm is interpreted as the uppermost brittle portion of a mineralized shear system.

Flin Flon Area

Claude has been ramping up its exploration activities on the 3,000 hectare Tartan Lake property. Situated 10 kilometres north of Flin Flon, Manitoba and connected by an all-weather road, the Tartan Lake mine and mill is a fully permitted site with a historic mineral resource of approximately 430,000 tonnes grading 6.0 grams per tonne. The residual surface expression of the Tartan Lake deposit identifies it as a shear-related quartz-tourmaline vein system hosted by mafic metavolcanic rocks interdigitated with gabbroic sills.

In 2002, the Company’s mapping crew identified a number of interesting veins near the mine workings. Follow-up mapping and prospecting in 2003 showed a well-developed shear system with mineralized quartz veins building to the west of the mine. Diamond drilling reaffirmed this observation and tested the western margin of the zone. Hole TTN03-07 encountered 1.88 metres grading 12.02 grams per tonne.

Encouraged by this information, the Company has elected to explore this mineralized system from underground. It is currently in the permit application process. Claude intends to dewater the mine workings to the 280 metre level, establish a drill station off the ramp and perform a 4,500 metre drill program on the west zone. If successful, the program could identify tonnage sufficient to justify a scoping study.

The Amisk/Laural Lake project encompasses a 12,100 hectare land position located approximately 15 kilometres west of Flin Flon. The property is optioned from Cameco Corporation and Husky Oil (‘Amisk Joint Venture’). It is underlain by a suite of prospective Amisk assemblage mafic to felsic metavolcanic rocks that are draped around a centrally disposed, felsic intrusive body. Historic gold occurrences are dotted throughout the property. Cumulative expenditures to date qualify Claude for a 35% working interest in the property. The Company can earn a further 35% by spending $14 million or by bringing the property into commercial production on or before 2007. Upon completing its commitments, each Amisk Joint Venture partner can elect to participate in the project, repurchase a 5% interest from Claude or sell their respective interests to Claude.

Oil & Gas

Claude produces crude oil, natural gas and natural gas liquids (NGLs) from properties in Alberta and Saskatchewan.

The Alberta properties provide over 97% of total production. The Nipisi Unit is a 160 well unitized oil field operated by Canadian Natural Resources Ltd. The Edson Gas Unit has 54 producing gas wells and an associated gas plant, all operated by Talisman Energy. In addition to these properties, the Company has working interests in producing oil and gas wells at a number of other Alberta locations.

Claude has a 75% working interest in six producing vertical oil wells in the Gainsborough area of Saskatchewan. In 1996, the Company entered into an agreement with Maxx Petroleum Ltd. (now Winstar Energy Ltd.). It granted Maxx an option to drill a horizontal well on the Gainsborough property, subject to a gross overriding royalty convertible at payout to a 33.75% working interest. Maxx subsequently drilled four additional wells (of which three continue to produce) in which Claude owns a 33.75% interest.

Oil and NGLs sales for 2003 were 91,200 barrels – 10% higher than the 83,200 barrels produced in 2002. The improvement was a result of successful drilling on the Zama and Nipisi properties.

Gas volume declines were normal, with sales levels decreasing from 886 MMCF in 2002 to 800 MMCF in 2003.

Management Discussion and Analysis

OVERVIEW

The Company continues to focus on becoming a recognized and valued mid-tier gold producer, and maximizing its earnings and cash flows while maintaining a strong balance sheet. The Company will pursue a number of strategies to achieve these objectives. First, the performance of existing assets continues to be maximized, thereby enhancing cash flow and earnings. One initiative to achieve this, the extension of the Seabee mine shaft commissioned in November of 2003, will result in significant mine operating cost savings in future years.

Second, Claude will ensure continued funding of exploration efforts at advanced projects. These include the formerly producing Tartan Lake mine, a property that is the subject of a planned underground exploration program in 2004, and the properties surrounding the Seabee mine, which are integral components for the potential development of a satellite source to supplement existing mill feed stock.

Third, potential production from the Madsen, Red Lake, Ontario property (optioned to Placer Dome) could have a significant impact on future cash flows and earnings.

Fourth, while the existing asset base does not make Claude dependent on mergers or acquisitions to achieve its objectives, the Company will consider strategically attractive alternatives. With a balance sheet free of long-term debt, a funded Madsen project and aggressive exploration programs, Claude is well positioned to realize its objectives over the longer term.

The following discussion is a review of the financial performance and position of Claude for the years ended December 31, 2003 and 2002. The discussion should be read in conjunction with the Company’s audited financial statements and notes to those statements. All amounts are expressed in Canadian dollars, except where otherwise indicated.

Results of Operations

For the year ended December 31, 2003, Claude recorded net earnings of $1.9 million, or $0.04 per share. This compares to a restated loss due to a change in accounting policy of $1.6 million, or $0.03 per share, in 2002.

The Company’s cash flows from operations before net change in non-cash working capital items more than doubled in 2003, from $3.8 million, or $0.08 per share, to $7.8 million, or $0.14 per share, this year.

Revenue

Total revenues for the year increased by 28%, from $27.4 million in 2002 to $35.2 million in 2003.

The Seabee mine was the main contributor to this improvement with a $5.4 million, or 27%, increase in gold sales year over year. Excluding the strengthening Canadian versus US dollar exchange rate, revenue growth would have increased an additional $3.1 million.

Gold sales increased from 41,500 ounces in 2002 to 50,800 ounces this year. This 22% improvement in sales volume was the result of improved mine planning and increased mine development undertaken in 2002 and 2003. A 16% increase in average US dollar gold prices realized per ounce (2003 - CDN $508, US $362; 2002 - CDN $490, US $312) combined with increased sales volume helped minimize the negative impact of the exchange rate.

The mine fell short of its 2003 production target by 2%, or 1,200 ounces, due largely to lower than expected grade from two stopes being mined in November and December. For 2004, the mine plan calls for gold production of approximately 51,000 ounces. Prices are expected to be consistent or better than those realized in 2003.

Gross oil, NGLs and gas revenues totaled $9.4 million in 2003, a 34% increase from the $7.0 million recorded in 2002.

2003 oil and NGLs sales volumes were 91,200 barrels, 10% higher than the 83,200 barrels sold in 2002. This volume improvement was a result of drilling success on the Zama and Nipisi properties. The average realized price per barrel in 2003 was US $27.43 (CDN $38.49) versus US $23.83 (CDN $37.42) last year. Excluding the impact of the exchange rate, oil and NGLs revenue growth would have improved by an additional 12%.

As a result of normal production decline rates, gas sales volume fell 10% from 886 MMCF in 2002 to 800 MMCF in 2003. The average US dollar price realized nearly doubled, from US $2.47 (CDN $3.88) per MCF in 2002 to US $4.62 (CDN $6.48) this year. Excluding the impact of the exchange rate, gas revenues would have improved by an additional 12%.

Expenditures

Total mine operating costs rose 12% from $16.1 million in 2002 to $18.0 million this year. Much of this increase can be attributed to mining smaller stoping blocks at lower levels of the mine. This situation began to improve towards the end of the third quarter as the development of larger stopes was completed and the shaft extension was commissioned.

Improved gold sales volume was offset by increased mine operating costs and a stronger Canadian dollar. This resulted in an increase in total cash cost per ounce from US $246 in 2002 to US $253 this year. The strengthening Canadian dollar was responsible for US $27 of this year's cash cost per ounce total.

For the years ended December 31,	2003	2002	2001

Production cost per ounce (US $)
Cash operating costs	$253	$246	$221
Royalties and production taxes	-	-	-
Total cash costs	253	246	221
Depreciation and depletion	75	76	73
Total production costs	$328	$322	$294

The Company reports its operating, depreciation and depletion costs on a per-ounce basis, based on uniform standards developed by the Gold Institute. Management uses this measure to analyze the profitability, compared to average realized gold prices, of the Seabee mine. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow Gold Institute standards.

As a result of the shaft commissioning, operating costs in 2004 are expected to return to historic levels of $16 million to $16.5 million, with total cash costs per ounce of approximately US $240.

Oil and gas operating costs increased slightly from $1.1 million in 2002 to $1.3 million in 2003. General and administrative costs remained relatively constant at $2.1 million. Interest and other costs increased by $.2 million while the provision for income taxes rose slightly.

Depreciation and depletion of the Company’s gold assets was $5.4 million in 2003 compared to a restated $4.9 million in 2002. This variance is the result of using a larger asset base in the calculation offset by fewer tonnes broken. Depreciation and depletion cost per ounce in 2003 was US $75 versus US $76 last year. The dollar exchange rate was responsible for US $8 of this year’s per ounce figure.

Liquidity & Financial Resources

Cash flow from operations before net change in non-cash working capital items more than doubled, increasing to $7.8 million in 2003 from $3.8 million in 2002. This was due to greater contributions from both gold and oil & gas operations.

Investing

During the year, the Company redeemed $.3 million of its short-term investments while acquiring an additional $1.0 million long-term investments largely through proceeds from common share warrants exercised during the year.

Mineral property expenditures reached levels not seen since 1998: $14.9 million in 2003 (2002 - $8.2 million). This includes $5.9 million in development expenditures at the Seabee mine (2002 - $5.7 million); $6.2 million in infrastructure additions at the mine, including the shaft extension and tailings dam upgrade; and $1.7 million in exploration (2002 - $1.4 million).

In 2004, capital expenditures for mineral properties are expected to decline significantly. Development costs should remain between $5.0 and $6.0 million, however, infrastructure costs are expected to be below $1.5 million. Exploration costs, primarily funded by a year end flow-through share issue, are expected to be between $2.5 and $3.2 million.

Oil and gas capital expenditures of $1.8 million, more than twice that incurred in 2002, largely consist of drilling costs at the Nipisi and infrastructure costs on the Edson unit and Edson gas plant.

In 2004, oil and gas capital expenditures are expected to be the same or slightly higher, a result of increased drilling planned on the Nipisi property.

During the year, Claude purchased $.5 million in investment certificates for use as collateral for reclamation requirements at the Seabee mine. The Company has fully satisfied the financial assurance requirements for its Seabee and Madsen mining properties.

Financing

Financing activities in 2003 included the issue of 2,500,000 common share units at a price of $1.50 per unit for gross proceeds of $3,750,000; a flow-through share agreement for the issue of 1,000,000 common shares at a price of $2.50 per share for gross proceeds of $2,500,000; the issue of 2,500,000 common share units at a price of $2.00 per unit for gross proceeds of $5,000,000; and, the exercise of 2,688,020 warrants, pursuant to 2002 and 2003 private placements, for gross proceeds of $3.4 million.

During 2003, the Company repaid a $110,000 demand loan originally issued to secure reclamation requirements at the Madsen property. Claude also paid down $60,000 of a capital lease obligation. At December 31, 2003, working capital was $11.9 million, an increase of $3.6 million from 2002. This was a combination of increased contribution margins from producing assets and share issuance proceeds, offset by certain capital expenditures financed through operating cash flows.

Derivative Instruments and Hedging Activities

To mitigate the effects of price fluctuations on revenues, the Company undertakes hedging transactions, from time to time, in respect of foreign exchange rates and the price of gold.

At December 31, 2003, Claude had outstanding forward gold contracts related to 2004 production of 6,000 ounces, at an average price of US $388 per ounce. The market value loss inherent in these contracts is US $175,000. At December 31, 2003, the Company had outstanding foreign exchange contracts to sell US $9.8 million, at an average exchange rate of 1.3446 $CDN/$US. The market value gain inherent in these contracts is US $342,000.

ACCOUNTING ESTIMATES

A comprehensive discussion of the Company’s significant accounting policies is contained in Note 1 to the consolidated financial statements. The following is a discussion of the accounting estimates that are critical in determining the Company’s financial results.

Reserves

The Company engages independent professional consultants to evaluate its mineral reserves as well as its proved and probable oil, NGLs and natural gas reserves. The estimation of reserves involves the exercise of judgment. Forecasts are based on geological, geophysical, engineering and economic data, all of which are subject to many uncertainties and interpretations. The Company expects that over time its reserve estimates will be revised upward or downward based on updated information. Such information may include revisions to geological data or assumptions, a change in economic data, and the results of drilling and exploration activities. Reserve estimates can have a significant impact on net earnings, as they are a key component in the calculation of depreciation and depletion. In addition, changes in reserve estimates, gold or petroleum prices and future operating and capital costs can have a significant impact on the impairment assessments of long-lived assets.

Future Site Restoration

Claude’s mining, exploration and development activities are subject to various levels of federal and provincial law as well as regulations relating to the protection of the environment, including requirements for closure and reclamation. Management judgment and estimates are made when estimating reclamation and closure costs. In some cases, these costs will be incurred many years from the date of estimate. Estimates may be revised as a result of changes in government regulations or assumptions.

Shrinkage Stope Platform Costs

The Company utilizes the shrinkage stope mining method to mine its orebody at the Seabee mine. Under this method, ore used as a working platform to access and mine further ore is valued at the lower of cost and net realizable value and recorded as shrinkage stope platform costs on the balance sheet. This broken ore is reclassified to inventory once removed from the stope and taken to surface. If actual tonnage and grade of this broken ore vary significantly from estimates or should the price of gold decline such that the timing of processing of this ore is affected, there could be a material impact on the profitability of the mining operations.

RISK MANAGEMENT

Claude’s profitability is dependent on several factors: the quantity of gold and oil & gas produced, related commodity prices, operating costs, capital expenditures, exploration levels and environmental regulations.

Inherent Exploration and Mining Risks

The exploration for and development of mineral deposits involves significant risks, which even the combination of careful evaluation, experience and knowledge may not eliminate. It is impossible to guarantee that current or future exploration programs on existing mineral properties will establish reserves. Whether an orebody will continue to be commercially viable depends on a number of factors. These include particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as metal prices, which cannot be predicted and have been highly volatile in the past.

Non-Operator Status of Oil and Gas Properties

All of Claude’s oil and gas properties are operated by others, as such, the Company has little or no control over the operation of these assets. The Company relies on the operators to ensure they are following best industry practices and thereby mitigating potential risks. The risk factors found in the Company’s oil and gas properties are similar to those found for its gold assets.

Gold Price Volatility

The economics of developing gold properties is affected by many factors, from cost of operations to variations in the grade of ore mined and the price of gold. Depending on the price of gold, the Company may determine that it is impractical to commence or continue commercial production. The price of gold has fluctuated in recent years. During the year ended December 31, 2003, the market price for gold ranged from a low of US $320 to a high of US $416, with an average price of US $363.

Any significant drop in the price of gold adversely impacts Claude’s revenues, profitability and cash flows. Also, sustained low gold prices may cause the stoppage of new mining projects; decrease the amount of capital available for exploration activities; reduce existing reserves by rendering blocks with grades marginally above mine cut-off uneconomic; or cause the write-off of an asset whose value is impaired by the low price of gold.

Foreign Exchange Risk

The price of gold and oil & gas is denominated in US dollars and, accordingly, Claude’s revenues from operations from the Seabee mine are denominated and received in US dollars. As a result, fluctuations in the US dollar against the Canadian dollar could result in unanticipated movements in the Company’s financial results, which are reported in Canadian dollars. During the year ended December 31, 2003, CDN$/US$ exchange rate ranged from a low of $1.2924 to a high of $1.5747 with an average of $1.4015.

Ore Reserves and Ore Grade Estimates

Claude has assessed its mineral reserves and mineral resources, and while the Company believes that the calculation methods used are appropriate, such calculations are estimates. As well, estimates of mineral reserves and mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. The indicated level of recovery of gold or other minerals may not be realized. Market price fluctuations of gold or other minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors related to the mineral reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.

Environmental Risk

In connection with its operations and properties, Claude is subject to extensive and changing environmental legislation, regulation and actions. The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation is generally toward stricter standards, a trend that is likely to continue in the future. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays. It may also materially affect Claude’s results of operations and business, or cause material changes or delays in the Company’s intended activities.

Unfavourable Government Regulatory Changes

Claude is affected to varying degrees by government regulations that relate to mining operations, the acquisition of land, pollution control and environmental protection, safety, production and expropriation of property. Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations. Failure to comply with conditions set out in any permit or failure to comply with applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment. The Company may be required to compensate those suffering loss or damage by reason of its operating or exploration activities.

Operations may also be affected by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine safety.

Access to Funding

Claude’s ability to continue or expand its production, exploration and development activities depends in part on its ability to generate revenues from its operations or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or other means.

If the Company fails to meet its ongoing obligations on a timely basis it could result in the loss or substantial dilution of its interest (as existing or as proposed to be acquired) in its properties. In addition, management estimates that $1 million to $1.5 million is the minimum exploration expenditure required to fulfill Claude’s intended exploration programs.

As a result of a flow-through share agreement entered into at the end of 2003, the Company is required to expend $2.5 million in qualifying Canadian Exploration Expenses, as defined by the Canadian Income Tax Act, prior to December 31, 2004.

Industry Competition

Claude’s business is intensely competitive. The Company necessarily competes with other mining companies, some of which have greater resources and experience. Competition in the precious metals mining industry is primarily for mineral-rich properties that can be developed and produced economically. There is also competition for the technical expertise to find, develop and produce such properties; the labour to operate them; and the capital to finance their development.

If the Company is unable to compete with other mining companies for these mineral deposits, it could have a material adverse effect on Claude’s results of operations and business.

Title to Company Properties

Acquisition of title to mineral properties is a very detailed and time-consuming process. Claude has investigated title to all of its mineral dispositions and has obtained title opinions with respect to its most significant properties. To the best of the Company’s knowledge, titles to all properties are in good standing. For the Madsen properties, Claude has searched title records for any and all encumbrances. For the Seabee property, the Company has examined disposition search abstracts from Saskatchewan Industry & Resources as well as made inquiries and reviewed lease files from the department. It has also received confirmation from Saskatchewan Environment.

The title to the Company’s properties could be challenged or impugned. The properties may have been acquired in error from parties who did not possess transferable title, may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

Insurance

In the course of exploration, development and production of mineral properties, certain risks may occur, in particular, unexpected or unusual operating conditions such as rock bursts, cave-ins, fire, flooding and earthquakes. It is not always possible to fully insure against such risks and Claude may decide not to insure as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increased costs and a decline in the value of the Company’s securities.

Outlook

Claude believes that the higher price environment for gold will prevail throughout 2004. The Company’s aggressive exploration programs on exploration projects in 2004 could lead to rapid and cost efficient expansion of its gold production. Exploration success combined with Claude’s strong balance sheet gives the Company confidence that it can move materially closer to becoming a mid-tier producer.

KEY SENSITIVITIES

Earnings of the Company’s gold and oil & gas operations are sensitive to fluctuations in both commodity and currency prices. The key factors and their approximate effect on earnings, earnings per share and cash flow, based on assumptions comparable to 2003 actuals, are as follows:

Gold

For a US $10 price movement in gold price per ounce, earnings and cash flow will have a corresponding movement of $.7 million, or $0.01 per share; for a $0.01 movement in the US$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of $.4 million, or $0.01 per share.

Oil & NGLs

For a US $5 price movement in oil price per barrel, earnings and cash flow will have a corresponding movement of $.6 million, or $0.01 per share; for a $0.01 movement in the US$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of $.05 million, or $0.00 per share.

Gas

For a US $1 price movement in gas price per MCF, earnings and cash flow will have a corresponding movement of $1.1 million, or $0.02 per share; for a $0.01 movement in the US$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of $.07 million, or $0.00 per share.

Caution Regarding Forward-Looking Information

Some of the statements contained in the annual report are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals. This includes words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

MANAGEMENT'S RESPONSIBILITY FOR
CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Claude Resources Inc. are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in conformity with Canadian generally accepted accounting principles. The consolidated Canadian financial statements include some amounts that are based on best estimates and judgments. Financial information used elsewhere in the annual report is consistent with that in the financial statements.

The management of the Company, in furtherance of the integrity and objectivity of data in the financial statements, has developed and maintains a system of internal accounting controls. Management believes the internal accounting controls provide reasonable assurance that financial records are reliable and form a proper basis for preparation of financial statements and that assets are properly accounted for and safeguarded. The internal accounting control process includes management's communication to employees of policies which govern ethical business conduct.

The Board of Directors carries out its responsibility for the consolidated financial statements in this annual report principally through its audit committee, consisting primarily of outside directors. The audit committee reviews the Company’s annual consolidated financial statements and recommends their approval to the Board of Directors. The shareholders’ auditors have full access to the audit committee, with and without management being present.

These consolidated financial statements have been examined by the shareholders’ auditors, KPMG LLP, Chartered Accountants, in accordance with Canadian generally accepted auditing standards and their independent professional opinion on the fairness of the financial statements is attached.

/s/ Rick Johnson
Vice President Finance &
Chief Financial Officer
Saskatoon, Canada
March 1, 2004

AUDITORS' REPORT

To the shareholders of Claude Resources Inc.

We have audited the consolidated balance sheets of Claude Resources Inc. as at December 31, 2003 and 2002 and the consolidated statements of earnings (loss), retained earnings and cash flows for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP
Chartered Accountants

Saskatoon, Canada
March 1, 2004

Consolidated Balance Sheets
DECEMBER 31
(CANADIAN DOLLARS IN THOUSANDS)

	2003	2002
		(restated
		- Note 2)
Assets
Current assets:
Cash	$3,259	$-
Short-term investments	-	300
Receivables	2,512	2,174
Inventories (Note 3)	3,801	3,366
Shrinkage stope platform costs (Note 4)	6,678	5,852
Prepaids	259	328

	16,509	12,020
Oil and gas properties (Note 5)	4,766	3,411
Mineral properties (Note 6)	26,932	17,338
Investments (Note 7)	1,660	619
Deposits for reclamation costs	1,950	1,425

	$51,817	$34,813

Liabilities and Shareholders’ Equity
Current liabilities:
Bank indebtedness	$-	$1,628
Payables and accrued liabilities	4,535	1,940
Demand loan (Note 8)	-	110
Current portion of obligations under capital lease	54	51

	4,589	3,729
Obligations under capital lease (Note 9)	59	122
Asset retirement obligations (Note 10)	1,903	1,770
Shareholders’ equity:
Share capital (Note 11)	38,706	24,525
Retained earnings	6,560	4,667

	45,266	29,192

Commitments and contingencies (Note 10 and Note 16)
Subsequent event (Note 18)
	$51,817	$34,813

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ William R. MacNeill	/s/ Jon R. MacNeill

William R. MacNeill	Jon R. MacNeill
Director	Director

Consolidated Statements of Earnings (Loss)
YEARS ENDED DECEMBER 31
(CANADIAN DOLLARS IN THOUSANDS)

	2003	2002	2001
		(restated	(restated
		- Note 2)	- Note 2)
Revenues:
Gold	$25,807	$20,363	$19,524
Oil and gas:
Gross revenue	9,368	7,043	9,024
Crown royalties	(2,346)	(1,748)	(2,672)
Alberta Royalty Tax Credit	539	440	619
Overriding royalties	(4,077)	(2,929)	(3,885)

Net oil and gas revenue	3,484	2,806	3,086

	29,291	23,169	22,610
Expenses:
Gold	18,041	16,070	15,817
Oil and gas	1,260	1,138	1,498
General and administrative	2,057	2,218	1,918
Interest and other (Note 12)	101	(84)	(30)
Provision for income taxes (Note 13)	63	31	26

	21,522	19,373	19,229
Earnings before the undernoted items	7,769	3,796	3,381
Depreciation, depletion and accretion:
Gold	5,369	4,934	5,231
Oil and gas	507	469	377

Net earnings (loss)	$1,893	$(1,607)	$(2,227)

Net earnings (loss) per share (Note 14)
Basic and diluted	$0.04	$(0.03)	$(0.05)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Retained Earnings
YEARS ENDED DECEMBER 31
(CANADIAN DOLLARS IN THOUSANDS)

	2003	2002	2001
		(restated	(restated
		- Note 2)	- Note 2)
Retained earnings (deficit), beginning of year
As previously reported	$3,672	$5,181	$(32,636)
Effect of change in accounting policy (Note 2)	995	1,093	1,137

As restated	4,667	6,274	(31,499)
Reduction of stated capital (Note 11)	-	-	40,000
Net earnings (loss)	1,893	(1,607)	(2,227)

Retained earnings, end of year	$6,560	$4,667	$6,274

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
YEARS ENDED DECEMBER 31
(CANADIAN DOLLARS IN THOUSANDS)

	2003	2002	2001
		(restated	(restated
		- Note 2)	- Note 2)
Cash provided from (used in):
Operations:
Net earnings (loss)	$1,893	$(1,607)	$(2,227)
Non-cash items:
Depreciation, depletion and accretion	5,876	5,403	5,608
Net change in non-cash working capital:
Receivables	(338)	(1,475)	1,676
Inventories	(435)	1,280	(528)
Shrinkage stope platform costs	(826)	(3,021)	1,911
Prepaids	69	(78)	117
Payables and accrued liabilities	2,595	(174)	(2,087)

Cash from operations	8,834	328	4,470
Investing:
Short-term investments	300	(300)	-
Investments	(1,041)	115	-
Mineral properties	(14,864)	(8,180)	(3,983)
Oil and gas properties	(1,828)	(730)	(818)
Increase in investments	(525)	(768)	(657)

	(17,958)	(9,863)	(5,458)
Financing:
Issue of common shares, net of issue costs	14,181	6,163	1,469
Demand loan repayment	(110)	(328)	438
Obligations under capital lease:
Proceeds	-	214	-
Repayment	(60)	(41)	-

	14,011	6,008	1,907
Increase (decrease) in cash position	4,887	(3,527)	919
Cash position, beginning of year	(1,628)	1,899	980

Cash position, end of year	$3,259	$(1,628)	$1,899

Supplemental cash flow disclosure:
Interest paid	111	102	176
Income taxes paid	63	31	26

See accompanying notes to consolidated financial statements.

Notes To Consolidated Financial Statements
YEARS ENDED DECEMBER 31
TABULAR DOLLAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT AS OTHERWISE NOTED

Operations:

The operations of the Company consist of the following:

SEABEE GOLD MINE

The Seabee gold mine, owned 100% by the Company, is located 125 kilometres northeast of La Ronge, Saskatchewan. Mining of the ore reserves commenced in November, 1991 with commercial production achieved in December, 1991.

OIL & GAS

The Company, through its wholly-owned subsidiary 574095 Alberta Ltd., has a participating interest in the Nipisi Gilwood No. 1 oil field and the Edson Gas Unit No. 1 gas field and associated gas plant and gathering lines. Both areas are considered mature and are operated by others. The areas are also subject to an overriding royalty.

In the Gainsborough area of southeastern Saskatchewan, the Company owns a 75% working interest in six vertical producing oil wells, one water disposal well and a 33.75% working interest in three producing horizontal wells.

1. Significant Accounting Policies:

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Generally accepted accounting principles require that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual amounts could differ from those estimates.

A summary of significant accounting policies is as follows:

CONSOLIDATION PRINCIPLES

The consolidated financial statements include the accounts of the Company and its subsidiary. Interests in joint ventures are accounted for by the proportionate consolidation method.

CASH

Cash and cash equivalents include cash and short-term investments which, on acquisition, have a term to maturity of three months or less. Cash position consists of cash and cash equivalents less bank indebtedness.

SHORT-TERM INVESTMENTS

Short-term investment certificates are carried at the lower of cost and market value.

INVESTMENTS

Investments are carried at cost or at cost less amounts written off to reflect an impairment in value that is other than a temporary decline.

DEPOSITS FOR RECLAMATION COSTS

Deposits for reclamation costs consist of investment certificates held as security for reclamation requirements and are carried at cost.

INVENTORIES

Gold inventory, which includes gold bullion, gold contained in the milling circuit and in stockpiled ore on surface, is valued at the lower of cost and net realizable value. Costs include labour, equipment costs and operating overhead. Material and supplies inventory is valued at the lower of cost and net realizable value.

SHRINKAGE STOPE PLATFORM COSTS

The Company utilizes the shrinkage stope mining method to mine its ore body at the Seabee mine. Under this method, ore used as a working platform to access and mine further ore is valued at the lower of cost and net realizable value. Costs include labour, equipment costs and operating overhead. This broken ore is reclassified to inventory once transported to surface.

OIL & GAS OPERATIONS

The Company follows the full cost method of accounting whereby all costs relating to the exploration for and development of oil and gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical expenses, engineering fees, related direct administrative expenses, the costs of drilling both productive and non-productive wells, including production equipment, the fair value of retirement obligations and the cost of constructing processing facilities. Also capitalized are identifiable carrying charges on undeveloped properties. Proceeds received from disposal of property interests are credited against accumulated costs except when the disposition results in a significant change in the depletion rate, in which case a gain or loss on disposal is recognized.

The carrying values of the Company’s oil and gas properties are compared annually to an estimate of future net cash flow from the production of proven reserves, less future removal, restoration and capital costs as well as general and administrative expenses, financing costs and income taxes based on year-end prices and costs. Should this comparison indicate an excess carrying value, a write-down is recorded.

The costs related to petroleum and natural gas properties are depleted on the unit of production method based on the estimated proven reserves as determined by independent consultants, before deduction of royalties and after conversion to units of common measure based on relative energy content.

The Company is engaged in oil and gas exploration and production in Canada and substantially all of these activities are conducted with others. The accounts reflect only the Company’s proportionate interest in such activities.

MINERAL PROPERTIES

All costs related to the acquisition, exploration, development and retirement of mineral properties and the development and retirement of milling assets are capitalized. Development costs at our producing property include only those historical expenditures incurred to extend reserves by converting mineralized material to reserves or for further delineation of existing reserves. Interest on debt associated with the acquisition of mineral properties is capitalized until commencement of commercial production. There have been no interest costs capitalized to date. Amounts reflected for mineral properties not in commercial production represent costs incurred to date, net of write-downs, and are not intended to reflect present or future values. The recoverability of the costs is dependent upon the discovery of economically recoverable ore reserves, the ability to obtain necessary financing to complete development and the development of future profitable production from the properties or realization of sufficient proceeds from the disposition of the properties.

Upon commencement of commercial production, the related historical accumulated costs are amortized against future income of the project using the unit of production method over estimated recoverable ore reserves. Estimated recoverable ore reserves include proven and probable mineral reserves. Costs which are not considered economically recoverable through mining operations, through sale of reserves, or are related to projects which are allowed to lapse, are expensed. Mining equipment is depreciated over its estimated useful life of three years on a straight-line basis.

The Company holds various positions in mining interests, including exploration rights, mineral claims, mining leases, unpatented mining leases and options to acquire mining claims or leases. All of these positions are classified as mineral properties for financial statement purposes.

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the amount is reported as a gain.

ASSET RETIREMENT OBLIGATIONS

The fair value of the liability for the Company’s asset retirement obligation is recorded in the period in which it is incurred, discounted to its present value using the Company’s credit adjusted risk-free interest rate and the corresponding amount is recognized by increasing the carrying amount of the related long-lived asset. The liability is accreted each period, and the capitalized cost is depreciated over the useful life of the related asset.

REVENUE RECOGNITION

Revenue from gold sales are recognized when the rights and obligations of ownership pass to the buyer. Settlement adjustments arising from final determination of metal weights and assays are reflected in sales when determined. Revenue associated with the sale of oil, NGLs and gas represents the Company’s share of the sale value of production during the year (Entitlement Method). Revenue is recognized when the rights and obligations of ownership pass to the buyer.

FOREIGN CURRENCY TRANSLATION

Revenue and expense transactions denominated in foreign currencies are translated in Canadian dollars at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated in Canadian dollars at the rate of exchange in effect at the balance sheet date. Exchange gains and losses on these transactions are included in earnings.

HEDGING TRANSACTIONS

Derivative financial instruments are utilized by the Company in the management of its foreign currency and commodity price exposures. The Company may enter into foreign exchange and gold derivative contracts to hedge anticipated sales denominated in US dollars. The Company assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Foreign exchange transaction gains and losses on foreign currency denominated derivative financial and commodity instruments used to hedge anticipated US dollar denominated gold sales are recognized as an adjustment of revenue when the sale is recorded.

Realized and unrealized gains or losses associated with derivative instruments, which have been terminated prior to maturity, are deferred under other current, or non-current, assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold or extinguished prior to the termination of the related derivative instrument, the hedge is no longer effective, or it is no longer probable that the anticipated transaction will occur substantially as and when identified on the inception of the hedging relationship, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

INCOME TAXES

Future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

PER SHARE AMOUNTS

Basic per share amounts are calculated using the weighted average number of shares outstanding during the period. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds obtained on exercise of options and warrants would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

STOCK-BASED COMPENSATION PLANS

The Company has two stock-based compensation plans which are described in Note 11. Under the share option plan, no compensation expense is recognized when stock options are issued to employees, officers or directors. Under the Employee Share Purchase Plan, compensation expense is recognized for the value of the Company’s contribution to the plan. Under both plans, any consideration paid by employees, officers or directors on exercise of stock options or purchase of stock is credited to share capital.

2. Change in Accounting Policy:

Effective January1, 2003, the Company adopted the recommendations of CICA Handbook Section 3110, “Asset Retirement Obligations”. This standard addresses the accounting for the Company’s legal obligations associated with the retirement of tangible long-lived assets resulting from the normal operation of those assets. The Company is required to record the fair value of the liability for the obligation when it is incurred and capitalize an equivalent amount as an asset to be depreciated over its useful life. An accretion component is charged each period for the interest on the fair value liability. The adoption of this policy has been applied retroactively.

The cumulative effect of the change in policy on the balance sheet at December 31, 2002, was to increase mineral properties by $130,000, decrease future asset retirement obligations by $865,000 and increase opening retained earnings by $1,093,000. The effect of the change in policy on the statement of earnings for December 31, 2002 was a reduction in earnings of $98,000 (2001 - $44,000).

3. Inventories:

	2003	2002
Bullion in-circuit	$446	$473
Stockpiled ore	419	417
Materials and supplies	2,936	2,476

	$3,801	$3,366

4. Shrinkage Stope Platform Costs:

	2003	2002
Stope Platform Costs	$6,678	$5,852

Shrinkage stope platform costs represent ore that is being used as a working stage, within the stope, to gain access to further ore. This ore is expected to be processed in the following 12 months. The processing of this broken ore occurs in accordance with a mine plan based on the known mineral reserves and current mill capacity. The timing of processing of ore has not been significantly affected by historic prices of gold.

5. Oil & Gas Properties:

Details of the Company’s oil and gas property, plant and equipment are as follows:

		Accumulated			Accumulated
		depreciation,			depreciation,
		depletion and	2003		depletion and	2002
	Cost	write down	Net	Cost	write down	Net

Property acquisition and drilling costs	$11,304	$9,775	$1,529	$10,731	$9,625	$1,106
Gas plant and production equipment	7,940	4,703	3,237	6,696	4,391	2,305

	$19,244	$14,478	$4,766	$17,427	$14,016	$3,411

The Alberta oil and gas properties are subject to an overriding royalty. This obligation will cease when approximately $147,500,000 has been paid or when the properties cease to produce.

Amounts of the cumulative overriding royalty paid or accrued are as follows:

December 31, 2003	$113,599,000
December 31, 2002	$109,522,000

6. Mineral Properties:

Details of the Company’s mineral related property, plant and equipment are as follows:

		Accumulated			Accumulated
		depreciation,			depreciation,
		depletion and	2003		depletion and	2002
	Cost	write down	Net	Cost	write down	Net

						(restated
						- Note 2)
Property acquisition and mine development costs	$52,743	$40,644	$12,099	$46,836	$37,287	$9,549
Buildings, plant and equipment	62,340	51,614	10,726	55,824	50,055	5,769
Exploration properties	8,866	4,759	4,107	6,780	4,760	2,020

	$123,949	$97,017	$26,932	$109,440	$92,102	$17,338

On December 15, 2000, Claude entered into an option agreement with Placer Dome (CLA) Limited (“Placer”) in respect of the Madsen gold exploration property.

This option agreement entitled Placer to earn a 55% working interest in the Madsen property by expending $8.2 million over three years and delivering to Claude a bankable feasibility study by the end of 2005. Placer may abandon the option at any time after spending $1.2 million. The option agreement was amended effective January 1, 2002 whereby Placer now has until the end of 2006 to earn a 55% working interest in the Madsen property under the same terms and conditions as described above.

Upon Placer fulfilling its obligations in respect of the option agreement, Placer and Claude will form a joint venture with respective interests of 55% and 45%. At Claude’s request, Placer may earn an additional 5% of the project by funding Claude’s share of infrastructure costs associated with any mine development on the property. Under the agreement, Claude’s interests cannot be reduced below 40%.

7. Investments:

	2003	2002
Investments	$1,660	$619

At December 31, 2003, the quoted market value of the investments was $3.4 million (2002 - $1.0 million).

8. Demand Loan:

The demand loan bore interest at prime, was repayable in monthly principal payments of $27,406 plus interest and matured on May 15, 2003. The loan was secured by a general security agreement covering all assets of the Company, excluding oil and gas assets in Alberta.

The Company has a $2,500,000 operating line of credit which bears interest at prime plus 1.5%. These funds are available for general corporate purposes. At December 31, 2003, the bank line was unused.

9. Obligations under Capital Lease:

The obligation under capital lease bears interest at 5.4%, is due in 2006 and is secured by leased equipment. Estimated principal repayments on the capital lease are as follows: 2004 - $54,000, 2005 - $57,000 and 2006 - $2,000.

10. Asset Retirement Obligations:

The Company has accrued estimated future site reclamation costs for the following business segments:

	2003	2002
		(restated
		- Note 2)
Mineral properties	$1,423	$1,323
Oil and gas properties	480	447

	$1,903	$1,770

Potential changes in regulatory requirements as well as the continuing process of evaluating reclamation alternatives result in an element of uncertainty in estimating these amounts.

The Company has estimated the total obligations associated with the retirement of the Seabee, Madsen and Tartan properties at December 31, 2003 to be $3.4 million. The $1,423,000 fair value of these obligations was determined using a 7.5% discount rate and an expected payment of obligations ranging over 11 to 16 years.

The Company has estimated the total obligations associated with the retirement of its oil and gas operations at December 31, 2003 to be $1.4 million. The $480,000 fair value of these obligations was determined using a 7.5% discount rate and an expected payment of obligations ranging over 9 to 22 years.

As required by regulatory authorities, the Company has provided letters of credit as security for reclamation related to the Madsen and Seabee properties in the amounts of $658,000 (2002 - $658,000) and $1,292,000 (2002 -

$767,000) respectively. As security for these letters of credit the Company has provided investment certificates in the amount of $1,950,000 (2002 - $1,425,000).

11. Share Capital:

AUTHORIZED

The authorized share capital of the Company consists of unlimited common shares and two classes of unlimited preferred shares issuable in series.

The common shares of the Company are entitled to dividends pro rated and, when declared by the Board of Directors, to one vote per share at meetings of the shareholders and, upon dissolution or any other distribution of assets, to receive pro rated such assets of the Company as are distributable to the holders of the common shares.

The first preferred shares are issuable in series and rank ahead of the second preferred shares and the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the first preferred shares are fixed by the Board of Directors at the time of creation of such series.

The second preferred shares are issuable in series and rank ahead of the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the second preferred shares are fixed by the Board of Directors at the time of creation of such series.

ISSUED AND OUTSTANDING COMMON SHARES

		2003		2002		2001
	Number	Amount	Number	Amount	Number	Amount
Beginning of year	49,459,477	$24,525	43,053,853	$18,362	40,224,866	$56,893
ESPP (a)	159,130	89	227,931	121	328,987	176
Exercise of stock options (b)	35,000	20	90,000	74	-	-
Reduction in stated capital (c)	-	-	-	-	-	(40,000)
Flow-through shares (d)	-	-	-	-	2,500,000	1,375
Issue costs	-	-	-	-	-	(82)
Issued for mineral properties (e)	-	-	75,000	68	-	-
Private placement (f)	-	-	5,000,000	5,000	-	-
Issue costs	-	-	-	(509)	-	-
Exercise of warrants (f)	2,550,770	3,176	12,693	13	-	-
Flow-through shares (g)	-	-	1,000,000	1,500	-	-
Issue costs	-	-	-	(104)	-	-
Private placement (h)	2,500,000	3,750	-	-	-	-
Issue costs	-	(223)	-	-	-	-
Exercise of warrants (h)	137,250	254	-	-	-	-
Flow-through shares (i)	1,000,000	2,500	-	-	-	-
Issue costs	-	(49)	-	-	-	-
Private placement (j)	2,500,000	5,000	-	-	-	-
Issue costs	-	(336)	-	-	-	-

End of year	58,341,627	$38,706	49,459,477	$24,525	43,053,853	$18,362

(a) EMPLOYEE SHARE PURCHASE PLAN (“ESPP”)

The ESPP was established to encourage employees to purchase Company common shares. Under the plan, eligible employees may contribute up to 5% of their basic annual salary and the Company shall contribute common shares in an amount equal to 50% of the employee’s contribution. Shares of the Company are issued to employees based on a weighted average market price over a specific period. During 2003, the Company issued 159,130 common shares (2002 - 227,931; 2001 - 328,987) for $89,000 (2002 - $121,000; 2001 - $176,000) pursuant to this plan. The

Company has reserved for issuance 1,750,000 common shares pursuant to this plan of which 1,155,350 shares have been issued.

(b) SHARE OPTION PLAN

The Company has established a share option plan under which options may be granted to directors, officers and key employees to purchase up to an aggregate of 5,000,000 common shares. Options granted have an exercise price of not less than the market price of the common shares on the stock exchange on which the shares are traded. Options granted expire 10 years from the date of the grant of the option.

For options outstanding at December 31, 2003 and 2002 weighted average exercise prices are as follows:

	2003	Average	2002	Average
	Options	Price	Options	Price
Beginning of year	2,430,000	$1.11	2,260,000	$1.11
Options granted	30,000	1.94	260,000.99
Options exercised	(35,000)	.58	(90,000)	.82

End of year	2,425,000	$1.13	2,430,000	$1.11

For options outstanding at December 31, 2003 the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

		Weighted	Weighted
Options Price		Average	Average
Per Share	Number	Exercise Price	Remaining Life
$0.53-$0.90	1,051,000	$0.61	8.04 years
$1.16-$1.32	1,019,000	1.31	5.38 years
$1.71-$3.05	355,000	2.13	4.22 years

	2,425,000	$1.13	6.36 years

The fair value of stock options issued in the year was estimated using the Black-Scholes option pricing model with assumptions of 5 year weighted average expected option life, no expected forfeiture rate, 67.5% (2002 - 72.8%) volatility and interest rates ranging from 3.6% to 4.1% (2002 - 4.39% to 4.90%). For the year ended December 31, 2003, the Company’s pro forma expense attributable to stock options was $10,600 (2002 - $52,000), pro forma net earnings for the year ended December 31, 2003 incorporating the pro forma expense attributable to stock options was $1,882,000 (2002 - net loss of $1,659,000) with basic and diluted earnings per share of $0.04 (2002 - loss of $0.03 per share).

(c) REDUCTION IN STATED CAPITAL

At the annual meeting of shareholders on May 23, 2001, a special resolution was passed reducing the stated capital of the Company by $40 million.

(d) FLOW-THROUGH SHARES

During 2001, the Company entered into a flow-through share agreement for the issue of 2,500,000 common shares at a price of $.55 per share for proceeds of $1,375,000. The Company was required to expend $1,375,000 in qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 2002.

(e) ISSUED FOR MINERAL PROPERTIES

During 2002, the Company acquired rights on mineral properties in exchange for 75,000 common shares of the Company having an attributed value of $67,500 ($0.90 per share).

(f) PRIVATE PLACEMENT

During 2002, the Company completed a private placement for the issue of 5,000,000 units at a price of $1.00 per unit for aggregate gross proceeds of $5,000,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share at an exercise price of $1.25 for a period of twelve months from the closing date. In partial consideration for the services provided to Claude in connection with the Offering, the Underwriters were issued an aggregate of 63,463 common share purchase warrants, each of which entitles the holder to acquire one common share at an exercise price of $1.00 for a period of twelve months from the closing date. All warrants have been exercised.

(g) FLOW-THROUGH SHARES

During 2002, the Company entered into a flow-through share agreement for the issue of 1,000,000 common shares at a price of $1.50 per share for proceeds of $1,500,000. The Company must expend $1,500,000 in qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 2003.

(h) PRIVATE PLACEMENT

During 2003, the Company completed a private placement offering of 2,500,000 units, each unit consisting of one common share and one half of one common share purchase warrant, at a price of $1.50 per unit, for gross proceeds of $3,750,000. Each whole purchase warrant will entitle the holder, upon exercise at any time up to and including January 31, 2004, and upon payment of $1.85, to subscribe for one common share. In partial consideration for the services provided to Claude in connection with the private placement, the Underwriters were issued 250,000 common share purchase warrants each of which entitles the holder, upon exercise at any time up to and including January 31, 2004 and upon payment of $1.85, to subscribe for one common share. At December 31, 2003, there were 1,362,750 warrants outstanding.

(i) FLOW-THROUGH SHARES

During 2003, the Company entered into a flow-through share agreement for the issue of 1,000,000 common shares at a price of $2.50 per share for proceeds of $2,500,000. The Company must expend $2,500,000 in qualifying Canadian Exploration Expenses as defined in the Income Tax Act (Canada) prior to December 31, 2004.

(j) PRIVATE PLACEMENT

During 2003, the Company completed a private placement of 2,500,000 units, each unit consisting of one common share and one half of one common share purchase warrant, at a price of $2.00, for gross proceeds of $5,000,000. Each whole purchase warrant will entitle the holder, upon exercise at any time up to and including June 23, 2005, and upon payment of $2.50, to subscribe for one common share. In partial consideration for the services provided to Claude in connection with the private placement, the Underwriters were issued 150,000 common share purchase warrants each of which will entitle the holder, upon exercise at any time up to and including December 23, 2004 and upon payment of $2.10, to subscribe for one common share. At December 31, 2003, there were 1,400,000 warrants outstanding.

12. INTEREST AND OTHER:

	2003	2002	2001
Interest expense	$111	$102	$176
Less: interest and other income	(10)	(186)	(206)

Interest and other	$101	$(84)	$(30)

13. INCOME TAXES:

The significant components of future income tax assets at December 31 are as follows:

	2003	2002
		(restated
		- Note 2)
Future income tax assets:
Mineral properties	$31,055	$35,635
Non-capital loss carryforwards	5,690	8,892
Asset retirement obligations	723	797
Share issue costs	343	330

Future income tax assets before valuation allowance	37,811	45,654
Valuation allowance	(37,811)	(45,654)

Future income tax assets	$-	$-

The provision for income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:

	2003	2002	2001
		(restated	(restated
		- Note 2)	- Note 2)
Earnings (loss) before income taxes	$1,956	$(1,576)	$(2,201)
Combined federal and provincial tax rate	44%	45%	45%
Expected tax expense (recovery)	861	(709)	(991)
Increase (decrease) in taxes resulting from:
Crown royalties	929	787	1,202
Alberta Royalty Tax Credit	(224)	(198)	(279)
Resource allowance	(1,121)	(395)	(1,088)
Effect of change in effective tax rates	7,049	-	-
Valuation allowance	(7,494)	515	1,156

	-	-	-
Large corporations tax	63	31	26

Provision for income taxes	$63	$31	$26

At December 31, 2003, the Company and its subsidiary had operating losses for income tax purposes approximating $15,000,000, which are available to reduce taxes in future years and expire over the period to the year 2009.

14. PER SHARE AMOUNTS:

Basic loss per common share is computed by dividing net loss applicable to common shares by the weighted number of common shares issued and outstanding for the relevant period. Diluted loss per common share is computed by dividing net loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued. The calculation of loss per share amounts is based on the following: per share amounts have been calculated based on the weighted average number of shares outstanding during the year ended December 31, 2003 of 53,850,694 shares (2002 - 46,919,331 shares; 2001 - 40,622,346 shares).

	2003	2002	2001
		(restated	(restated
		- Note 2)	- Note 2)
Basic earnings (loss) per share:
Net earnings (loss) available to common shareholders	$1,893	$(1,607)	$(2,227)
Weighted average number of common shares outstanding	53,851	46,919	40,622

	$0.04	$(0.03)	$(0.05)

Diluted earnings (loss) per share:
Net earnings (loss) available to common shareholders	$1,893	$(1,607)	$(2,227)
Weighted average number of common shares outstanding	53,851	46,919	40,622

	$0.04	$(0.03)	$(0.05)

Excluded from the computation of diluted loss per share were:

i)
Options outstanding of 355,000 shares with an average exercise price of $2.13 (2002 - 1,344,000 @ $1.51; 2001 - 1,364,000 @ $1.49) as the options exercise prices were greater than the average market price of the Company’s common shares.

ii)	In 2002, options outstanding of 1,086,000 common shares with an average exercise price of $0.61 (2001 - 896,000 @ $0.53) as they were anti-dilutive.
iii)
Warrants outstanding for 2,762,750 common shares with an average exercise price of $2.16 (2002 - 2,500,000 common shares with an exercise price of $1.25) as the exercise price was greater than the average market price of the Company’s common shares. In 2002, warrants outstanding for 50,770 common shares with a $1.00 exercise price as they were anti-dilutive.

15. FINANCIAL INSTRUMENTS:

The Company’s financial results are affected by the normal risks and capital expenditure requirements associated with exploration, development and production of mineral and oil and gas properties. Financial results are also affected by market prices for gold and oil and gas, changes in foreign currency exchange rates, interest rates and other operating risks.

To manage risks associated with prices for gold, oil and gas and changes in foreign currency, the Company may use commodity and foreign currency derivative instruments.

Financial assets which are subject to credit risks include cash and receivables and commodity and currency instruments. The Company minimizes risks on its financial assets by holding positions with credit worthy entities. Sales of commodities are to entities considered to be credit worthy.

Except as discussed below, the fair market value of the Company’s financial assets and liabilities approximate net book value.

At December 31, 2003, the Company had outstanding forward gold contracts related to 2004 production of 6,000 ounces at an average price of US $388 per ounce with a market value loss inherent in these contracts of US $175,000. At December 31, 2002, the Company had outstanding forward gold contracts related to 2003 production of 8,750 ounces at an average price of US $307 per ounce with a market value loss inherent in these contracts of US $310,000. At December 31, 2001, the Company had outstanding forward gold contracts related to 2002 production of 2,250 ounces at an average price of US $292 per ounce with a market value gain inherent in these contracts of US $34,000.

At December 31, 2003, the Company had outstanding foreign exchange contracts to sell US $9.8 million at an average exchange rate of 1.3446 CDN$/US$ with a market value gain inherent in these contracts of US $342,000. At December 31, 2002, the Company had outstanding foreign exchange contracts to sell US $5.3 million at an average exchange rate of 1.5871 CDN$/US$ with a market value gain inherent in these contracts of US $25,000. At December 31, 2001, the Company had outstanding foreign exchange contracts to sell US $5.3 million at an average exchange rate of 1.5844 CDN$/US$ with a market value loss inherent in these contracts of US $27,000.

16. COMMITMENTS:

During 1995, the Company entered into an agreement with Cameco and Husky Oil to explore the Amisk Lake region located 15 kilometres west of Flin Flon, Manitoba. Under this option agreement, the Company was required to spend $2.5 million by October, 1999, to earn a 35% working interest in the property. The Company has the option to earn an additional 35% interest by either spending a further $14 million on exploration and development or by bringing the property into production by October, 2007. Should the Company successfully complete this earn-in, the optionors must either elect to participate in the project and each repurchase a 5% interest for $2,357,500 or each sell 15% to the Company for $800,000. The Company can, at any time, lock in its working interest and elect to participate in the Amisk Lake Joint Venture. To December 31, 2003, the Company has spent approximately $3.4 million on this property. The Company has earned the rights to acquire 35% of the property, but has not exercised that option at December 31, 2003.

To satisfy its commitments pursuant to the issuance of flow-through shares, the Company is required to expend $2.5 million of qualifying exploration expenditures for tax purposes on or before December 31, 2004.

17. RECENTLY ISSUED STANDARDS NOT YET IMPLEMENTED:

i) Stock-based Compensation

Effective January 1, 2004, Claude will adopt the revised CICA Handbook Section 3870, “Accounting for Stock-Based Compensation and Other Stock-Based Payments”. Revised Section 3870 requires all transactions whereby goods and services are received in exchange for stock-based compensation and other stock-based payments to be recognized in the financial statements at fair value. This change effectively requires companies to expense the cost of stock options provided to employees. This requirement is effective for financial periods beginning on or after January 1, 2004. Adoption of this standard in 2003 would have reduced net earnings by $10,600.

18. SUBSEQUENT EVENT:

As of March 1, 2004, 1,138,450 warrants were exercised, pursuant to the January 31, 2003 private placement (see Note 11(h)), for gross proceeds of $2.1 million.

19. COMPARATIVE FIGURES:

Certain prior years’ balances have been reclassified to conform to the current financial statement presentation.

20. DIFFERENCES FROM UNITED STATES ACCOUNTING PRINCIPLES:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The Company monitors differences between generally accepted accounting principles (“GAAP”) in Canada and the United States (“U.S.”), none of which have a material effect on the financial statements except as summarized below:

a) Balance Sheets

	2003	2002
		(restated
		- Note 2)

Mineral Properties – under Canadian GAAP	$26,932	$17,338
Adjustment to reverse Canadian GAAP restatement (ix)	-	(130)
Cumulative exploration expenditures expensed under U.S. GAAP (ii)	(4,107)	(1,504)
Cumulative depreciation and depletion adjustment (iii)	1,239	955
Cumulative write-down adjustment (iii)	(1,825)	(1,825)

Mineral Properties – under U.S. GAAP	$22,239	$14,834

Investments – under Canadian GAAP	$1,660	$619
Unrealized gain on available-for-sale securities (v)	1,761	409

Investments – under U.S. GAAP	$3,421	$1,028

Payables and accrued liabilities – under Canadian GAAP	$4,535	$1,940
Cumulative unrealized loss (gain) on derivative instruments (viii)	(215)	440

Payables and accrued liabilities – under U.S. GAAP	$4,320	$2,380

Asset retirement obligation – under Canadian GAAP	$1,903	$1,770
Adjustment to reverse Canadian GAAP restatement (ix)	-	865

Asset retirement obligation – under U.S. GAAP	$1,903	$2,635

Shareholders’ equity
Share capital – under Canadian GAAP	$38,706	$24,525
Reduction of stated capital (vii)	55,000	55,000
Cumulative stock compensation costs (vi)	374	374

Share capital – under U.S. GAAP	94,080	79,899
Retained earnings – under Canadian GAAP	6,560	4,667
Reduction of stated capital (vii)	(55,000)	(55,000)
Cumulative exploration expenses (ii)	(4,107)	(1,504)
Cumulative depreciation and depletion adjustment (iii)	1,239	955
Cumulative write-down adjustment (iii)	(1,825)	(1,825)
Cumulative unrealized gain (loss) on derivative instruments (viii)	-	(440)
Adjustment to reverse Canadian GAAP adjustment (ix)	-	(995)
Cumulative stock compensation costs (vi)	(374)	(374)

Deficit – under U.S. GAAP	(53,507)	(54,516)
Other comprehensive income
Unrealized gain on available-for-sale securities (v)	1,761	409
Derivative instruments (viii)	215	-

Shareholders’ equity – under U.S. GAAP	$42,549	$25,792

b) Statements of Earnings (Loss)

	2003	2002	2001
		(restated	(restated
		- Note 2)	- Note 2)
Net earnings (loss) - under Canadian GAAP	$1,893	$(1,607)	$(2,227)
Adjustment to reverse Canadian GAAP restatement (ix)	-	98	44

Net earnings applicable to U.S. GAAP	1,893	(1,509)	(2,183)
Exploration expenditures (ii)	(2,603)	(1,419)	(85)
Depreciation and depletion adjustment (iii)	284	338	617
Stock compensation costs (vi)	-	-	(57)
Derivative instruments (viii)	440	(451)	11

Net earnings (loss) before cumulative effect of change in accounting principle	14	(3,041)	(1,697)
Cumulative effect of change in accounting principle (ix)	995	-	-

Net earnings (loss) – under U.S. GAAP	1,009	(3,041)	(1697)
Available-for-sale securities (v)	1,352	365	(452)
Derivative instruments (viii)	215	-	-

Comprehensive earnings (loss) under U.S. GAAP	2,576	(2,676)	(2,149)
Net earnings (loss) per share under U.S. GAAP
Basic and diluted	$0.02	$(0.06)	$(0.04)

i) Cash

Under U.S. GAAP, cash and short-term investment amounts restricted against future use as a result of commitments related to flow-through share agreements must be separately classified in the financial statements. As a result, proceeds of $2.5 million from a 2003 flow-through share issue ($1.5 million from a 2002 flow-through share issue) would be classified separately as reserved cash.

ii) Mineral Property Exploration Expenditures

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 1. For U.S. GAAP purposes, the Company expenses, as incurred, exploration expenditures relating to unproven mineral properties. When proven and probable reserves are determined for a property and a final feasibility study determines the economic recoverability of these reserves, subsequent development costs of the property are capitalized.

iii) Write-down of Mineral Properties

Under both Canadian and U.S. GAAP, property, plant and equipment must be assessed for potential impairment. If the cash flows are less than the carrying value of the asset, under Canadian GAAP and U.S. GAAP, the impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is calculated as the present value of estimated future net cash flows. Under both Canadian and U.S. GAAP, impairment tests are calculated with cash flows determined using only proven and probable reserves. Previously, under Canadian GAAP, the impairment loss was calculated as the difference between the carrying value of the asset and its recoverable amount calculated on an undiscounted future cash flow basis. The resulting difference in the previous period write-down between Canadian and U.S. GAAP also results in a difference in the amount of depreciation and depletion charged to earnings.

iv) Oil and Gas Properties

Under both Canadian and U.S. GAAP, property, plant and equipment must be assessed for potential impairment. Under both Canadian GAAP and U.S. GAAP, the impairment loss is calculated as the amount by which the carrying value of the asset exceeds the present value of estimated future net cash flows applying a discount rate of 10%. Under both Canadian and U.S. GAAP, impairment tests are calculated using only proved producing reserves with oil, NGLs and gas prices at the year end date.

v) Available-for-Sale Securities

Under Canadian GAAP, portfolio investments are accounted for using the cost method. Under U.S. GAAP, portfolio investments classified as available-for-sale securities are carried at market values with unrealized gains or losses reflected as a separate component of shareholders’ equity and included in comprehensive income.

vi) Stock-Based Compensation

Prior to January 1, 2002, Canadian GAAP did not require transactions in which equity instruments issued for consideration of services performed to be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. U.S. GAAP did require the measurement of such consideration. Accordingly, in 2001, the fair value was estimated using the Black-Scholes option pricing model with assumptions of a 5 to 10 year expected term, 54.7% to 57.4% volatility, no expected forfeiture rate and interest rates ranging from 4.66% to 5.99%.

vii) Reduction of Stated Capital

Under Canadian GAAP and by special resolutions of the shareholders, the Company reduced its stated capital account by $55,000,000. This reduction in stated capital is not permitted under U.S. GAAP and accordingly, has resulted in a cumulative increase in the share capital account of $55,000,000 with a corresponding increase in the Company’s deficit balance.

viii) Accounting for Derivative Instruments and Hedging Activities

In accordance with Financial Accounting Standards Board (“FASB”) Statement 133, Accounting for Derivative Instruments and Hedging Activities, the Company is required to recognize all derivatives on the balance sheet at fair value. Prior to January 1, 2003, the derivatives had not been documented as hedges under U.S. GAAP and accordingly, gains and losses were recorded in earnings. For amounts included in other comprehensive income for the year ended December 31, 2003, a gain of $441,000 relates to the hedging of foreign currency risk and a loss of $226,000 relates to the hedging of gold price risk. Of these amounts a gain of $215,000 is expected to be recorded in earnings during 2004.

ix) Cumulative Effect of a Change in Accounting Policy

In June of 2001, the FASB issued Statement 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and use of the asset. Statement 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses.

For Canadian GAAP, the cumulative effect of the change in policy on the balance sheet at December 31, 2002 is to increase mineral properties by $130,000, decrease asset retirement obligation by $865,000 and increase opening retained earnings by $1,093,000. Under U.S. GAAP no restatement of prior periods is required. The effect of the change in policy for the year ended December 31, 2003 was to increase earnings under U.S. GAAP by $995,000.

x) New Accounting Pronouncements

During 2003, the FASB issued Financial Interpretation 46 Revised (FIN 46 Revised) that requires the consolidation of certain entities that are controlled through financial interest that indicate control (referred to as variable interests). Variable interests are the rights or obligations that convey economic gains or losses from changes in the value of the entity’s assets and liabilities. The holder of the majority of an entity’s variable interests will be required to consolidate the variable interest entity. This change has not had any impact on these consolidated financial statements.

Directors & Officers

William R. MacNeill
Chairman

Neil McMillan
President & Chief Executive Officer

Raymond G. Gagnon
Chief Operating
Officer

Rick Johnson
Vice President Finance & Chief Financial Officer

Philip E. Olson
Vice President,
Corporate Development

Val Michasiw
Secretary Treasurer

Arnie E. Hillier
Vice Chairman

Ronald G. Walker
Director

Jon R. MacNeill
Director

Bob Termuende
Director

Claude Resources Inc.

(CRJ - TSX)
(CGR - Amex)
200, 224 - 4th Avenue S., Saskatoon,
Saskatchewan, Canada S7K 5M5
306.668.7505
306.668.7500 Fax

Incorporation

Canada Business Corporations Act

Capitalization and Listings

58,341,627 common shares outstanding
Exempt issuer under SEC Regulation 12g3-2(b)

Directors & Officers

William R. MacNeill

Neil McMillan
Arnie E. Hillier
Ronald G. Walker
Jon R. MacNeill
Bob Termuende
Val Michasiw
Philip E. Olson
Raymond G. Gagnon
Rick Johnson

Transfer Agents

Valiant Trust Company
Calgary, Canada

Auditors

KPMG LLP
Saskatoon, Canada

Solicitors

MacPherson Leslie & Tyerman
Saskatoon, Canada

The Annual General Meeting of the shareholders of Claude Resources Inc. will be held in Saskatoon at the Sheraton Cavalier Hotel at the Top of the Inn at 10:00 a.m. on Wednesday, May 12, 2004.

Shareholders are encouraged to attend.

Those unable to attend should complete the form of proxy included with the Shareholder Information Circular and forward it to Valiant Trust Company at the address specified on the form of proxy for receipt no later than 24 hours before the meeting.

www.clauderesources.com
clauderesources@clauderesources.com

CLAUDE RESOURCES 2003 ANNUAL REPORT

Claude Resources Inc.
200, 224 - 4th Avenue South
Saskatoon, Saskatchewan, Canada S7K 5M5
P 306.668.7505 F 306.668.7500
www.clauderesources.com
clauderesources@clauderesources.com

Printed in Canada